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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -   69215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/2018**   AND ENDING   **12/31/2018**

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SenaHill Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Broadway, 12th Floor
(No. and Street)

New York   **NY**   **10006**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Efrem   **212-897-1686**
                                                  (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name -- if individual, state last, first, middle name)

1411 Broadway, 9th Floor	**New York**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information*
                             contained in this form are not required to respond unless the form displays
                             a currently valid OMB control number.





AFFIRMATION

I, Gregg Sharenow, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to SenaHill Securities, LLC for year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

Janice M. Roberts
Notary Public

SWORN TO ... THIS 24 ... Feb ... 19

JANICE M. ROBERTS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMM. EXP. 6-21-2020

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Member's Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
                under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
                Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
                Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
                applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
                Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
                Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
                Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[x]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[x]   Rule 15c3-3 Exemption Report

     **   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

SENAHILL SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

With Report of Independent Registered Public Accounting Firm

DECEMBER 31, 2018

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SenaHill Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SenaHill Securities, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information, contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

SENAHILL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	156,184
Accounts receivable		269,500
Other assets		6,530
Total assets	$	432,214

Liabilities and Member's Capital

Liabilities:		
Accounts payable	$	59,070
Member's capital		373,144
Total liabilities and member's capital	$	432,214

SENAHILL SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues:		
Advisory fees	$	1,350,498
Private placements		983,564
Interest income		474
Other income		400
Total revenues		2,334,936
Expenses:		
Commission expense		297,517
Bad debt expense		49,350
Registration fees		14,495
Other expenses		44
Total expenses		361,406
Net income	$	1,973,530

The accompanying notes are an integral part of these financial statements.

SENAHILL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2018

Balance, beginning of year	$	180,270
Distributions		(1,780,656)
Net income		1,973,530
Balance, end of year	$	373,144

The accompanying notes are an integral part of these financial statements.

SENAHILL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net income	$	1,973,530
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Securities received for services		(1,000,000)
Bad debt expense		49,350
Changes in operating assets and liabilities:		
Accounts receivable		(269,500)
Other assets		2,211
Due to affiliate		(12,940)
Accounts payable		(55,367)
Net cash provided by operating activities		687,284
Cash flows from financing activities:		
Capital distributions		(780,656)
Net decrease in cash		(93,372)
Cash - beginning of year		249,556
Cash - end of year	$	156,184
Supplemental disclosure of non-cash financing activities:		
Distribution of securities	$	(1,000,000)

The accompanying notes are an integral part of these financial statements.

SENAHILL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 - Organization and nature of business

SenaHill Securities, LLC (the "Company"), is a limited liability company. The Company is a wholly-owned subsidiary of SenaHill Advisors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides private placement of securities and other securities services.

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable and contract balances

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. There was no allowance for uncollectible accounts at December 31, 2018. Bad debt expense for the year ended December 31, 2018 was $49,350.

As of January 1, 2018, the receivables balance was $49,350, which was ultimately written off to bad debt expense during 2018. At December 31, 2018, there were receivables of $269,500 reported in the statement of financial condition.

As of January 1, 2018 and during the year the Company had no contract assets or contract liabilities. As of December 31, 2018, the Company had no contract assets or contract liabilities.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 2 - Summary of significant accounting policies (continued)

Private placement fees

Revenue from contracts with customers includes placement and advisory fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are

Private placement fees (continued)

identified; when to recognize revenue based on the appropriate progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns placement fees in non-underwritten transactions, such as private placements of loans and debt and equity securities. The Company records placement revenues (which may be in cash and/or securities) at the point in time the placement is complete and the amounts are reasonably determinable. The Company has determined that the trade date is the appropriate point in time to recognize revenue for the placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the capital markets offering at that point. The Company will receive payment upon closing of the placement transaction.

Advisory fees

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment may be needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Disaggregation can be found on the statement of operations for the year ended December 31, 2018 by type of revenue stream.

Income taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, it is a disregarded entity for tax purposes and does not pay any taxes, which are borne primarily by the individual owners of its Parent. The Company does not reflect any taxes in its financial statements. The Company's income or loss is taken into consideration in the tax returns of its Parent's owners.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Note 3 - Compliance with Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

Note 4 - Concentrations

The Company maintains its cash balance at one financial institution. The Company does not consider itself to be at risk with respect to its cash balance. The Company earned 69% of its revenues from two customers. At December 31, 2018, 100% of the Company's receivable is from one customer.

Note 5 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $155,000, which was approximately $105,000 in excess of its required net capital of $50,000.

Note 6 - Related party transactions

Pursuant to a service agreement, affiliates of the Company provide various services and other operating assistance to the Company. The agreement provides for professional services, compliance, legal fees and other operating expenses. The total amount borne by the affiliates under this agreement was approximately $834,000 for the year ended December 31, 2018.

The agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

SUPPLEMENTARY INFORMATION

SENAHILL SECURITIES, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Total member's capital	$	373,144
Add other (deductions) or allowable credits		57,943
Less non-allowable assets:		(276,030)
Net capital	$	155,057
Aggregate indebtedness	$	59,070
Minimum net capital required (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$	50,000
Excess net capital	$	105,057
Ratio: Aggregate indebtedness to net capital		.38:1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II
SENAHILL SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

The Company does not hold customers' cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3 throughout the year.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SenaHill Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) SenaHill Securities, LLC (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no obligations under SEC Rule 15c3-3 throughout the year ended December 31, 2018. Management is responsible for compliance with 17 C.F.R. §15c3-3(k) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, New York
February 27, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

SENAHILL SECURITIES, LLC

RULE 15c3-3 EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2018

SenaHill Securities, LLC does not handle cash or securities on behalf of customers. Therefore it had no obligation under SEC Rule 15c3-3 throughout the most recent fiscal year and thus may file an Exemption Report.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)